Li Bang International Corporation Inc.

No. 190 Xizhang Road, Gushan Town, Jiangyin City

Jiangsu Province, People’s Republic of China

September 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Jeff Kauten

Re:	Li Bang International Corporation Inc.
Registration Statement on Form F-1, as amended (File No. 333-262367)
Request for Acceleration of Effectiveness

Dear Mr. Kauten:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Li Bang International Corporation Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 5:15 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

Li Bang International Corporation Inc.

By:	/s/ Feng Huang
	Name:	Feng Huang
	Title:	Chief Executive Officer and Chairman of the Board